SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AmBev

Corporate Taxpayers’ Identification (CNPJ/MF) # 02.808.708/0001-07
Companies Registrar (NIRE) # 35.300.157.770
Publicly-Traded Company

MATERIAL INFORMATION PRESS RELEASE
(Free Translation from original in Portuguese)

Companhia de Bebidas das Américas - AMBEV (the “Company”), in compliance with the provisions of CVM Normative Rulings Nos. 358/2002 and 319/1999, and in addition to the press releases published on March 3 and 5, 2004 (the “Press Releases”), hereby publicly informs the following.

The Board of Directors of the Company approved, without any remarks, the merger of Labatt Brewing Canada Holding Ltd., a company organized under the laws of Bahamas, with headquarters at Fort Nassau Centre, Marlborough Street, P.O. Box N-4875, Nassau, Bahamas (“Labatt Holding” and, collectively with the Company, the “Companies”), into the Company, being both companies under the same control at the time of the merger, which shall occur upon the merger of the net worth of Labatt Holding into the Company (the “Merger”), as described below.

Thus, we hereby inform the shareholders and the market in general the conditions of such Merger proposal, which shall be submitted to the approval of the Companies’ shareholders on the corresponding legal terms.

1. Purposes of the Transaction.

1.1. The Merger is part of a broad association plan of the Company with Interbrew S.A., a corporation organized under the laws of Belgium, with headquarters at Vaarstraat 94, Leuven (“Interbrew”), the indirect holder of 100% of Labatt Holding’s shares. Labatt Holding is a holding company which shall hold as its main asset, in the moment of the merger, the equity interest of 99.9% in Labatt Holding B.V., a company organized under the laws of Holland, with headquarters at Ceresstraat 19,4811 CA Breda (“Labatt Holding B.V.”), also a holding company that, in its turn, will hold as its main asset, in the moment of the merger, the equity interest held in Labatt Brewing Company Limited, a corporation organized under the federal laws of Canada, with headquarters at 207 Queen’s Quay West, suite 299, Toronto (“Labatt”). Following the Merger, the Company shall hold, directly or indirectly, 100% of the shares issued by Labatt.

1.2. The Company shall continue to be a company dedicated to the production and trade of beers, concentrates, sodas and other beverages, concentrating however, after the Merger, its operations in the Americas, in combination with Interbrew’s strength in Europe and in Asia.

1.3. As already disclosed in the Press Releases, the management of the Companies believe that the Merger will bring benefits to the Company, as it will result in the combination of savings with technical, supply and other general and administrative costs, also generating material commercial synergies.

2. Acts that preceded the transaction.

2.1. The following corporate acts have already been performed:

(a)

Meeting of Company’s Board of Directors, held on March 1st, 2004, in which (i) the negotiation by Company’s executive committee of the Incorporação Agreement, to be executed by and between the Company, Interbrew, Labatt Holding and Labatt, establishing the main terms and conditions for the Merger, and of any and all ancillary documents necessary for the implementation of the Merger (together the “Incorporação Agreement”), was authorized; and (ii) the appointment of Citigroup Global Markets Inc. (“Citigroup”) that carried out the economic valuation of the Company and of Labatt Holding, for purposes of determining the substitution ratio between Labatt Holding’s shares and Company’s shares to be used in the Merger, and prepared the corresponding report (the “Report”) was ratified;

(b)

Meeting of Company’s Board of Directors, held on March 2, 2004, in which the following matters were approved: (i) the execution by the Company of the Incorporação Agreement; (ii) the appointment, to be submitted to the Shareholders’ Meeting of the Company, of the specialized company APSIS Consultoria Empresarial S/C Ltda., with headquarters in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua São José, 90, suite 1802B, Centro, 20010-020, enrolled with the Legal Entities Taxpayers Register (CNPJ/MF) under No. 27.281.922/0001-70 (“APSIS”), to proceed with the valuation of Labatt Holding’s equity including assets and liabilities, pursuant to Law No. 6,404/76, and, therefore, to draw up the corresponding appraisal report for the implementation of the Merger; and (iii) the preparation, by the management of the Company, of the Protocol and Justification of Incorporação (the “Protocol and Justification”) and of the Proposal of Incorporação (the “Proposal”); and

(c)

Meeting of Labatt Holding’s shareholders, held on March 16, 2004, in which the terms and conditions of the Protocol and Justification have been approved and its administrators have been authorized to practice the necessary acts that precede the enforcement of the Merger.

3. Substitution ratio, number and type of shares to be attributed to Labatt Holding’s shareholders and rights of shares.

3.1. Labatt Holding’s sole shareholder shall receive 23,345,117,153 shares issued by the Company, being 9,532,468,614 common shares and 13,812,648,539 preferred shares, subject to the provisions contained in items 3.2 to 3.6 below. The substitution ratio to be used in the exchange of Labatt Holding’s shares for the Company’s shares to be attributed to Labatt Holding’s sole shareholder was established, as equitably appropriate, based on the economic value of the Company and of Labatt Holding, appraised according to the same criteria and on the same date, pursuant to Article 264, of Law No. 6,404/76. The Company will request to the Comissão de Valores Mobiliários the authorization to adopt the economic value criteria for calculation of the substitution ratio, according to the terms of the final part of the head of such article, Citigroup having verified the aforementioned calculation and established the following range for the issue of the Company’s shares:

Lower limit	19.79 billion shares
Higher limit	28.34 billion shares

3.2. The number of the new Company’s shares to be issued and attributed to Labatt Holding’s sole shareholder may be modified due to possible adjustments to the value to be attributed, in the Merger, to Labatt Holding’s net worth, as a result of the following facts.

3.3. Labatt holds, directly or indirectly, a 30% aggregate equity interest in FEMSA Cerveza S.A. de C.V., a sociedad anónima de capital variable organized under the laws of Mexico (“Cerveza”). Fomento Económico Mexicano, S.A. de C.V., a sociedad anónima de capital variable organized under the laws of Mexico (“Femsa”), is the other main shareholder of Cerveza.

3.4. In the event Femsa acquires, on or prior to the date the Merger is effected (the “Merger Date”), Labatt’s existing 30% equity interest in Cerveza, the number of Company’s shares to be issued due to the Merger will be adjusted and, in this case, 19,264,363,201 shares will be issued, being 7,866,181,882 common shares and 11,398,181,319 preferred shares. According to Citigroup, in such event, the range applicable for the issuance of Company’s shares would be determined pursuant to the table below:

Lower limit	16.5 billion shares
Higher limit	23.6 billion shares

3.5. The preliminary appraisal report prepared by APSIS referred to in item 4.2 below contemplates such circumstance, providing the value of Labatt Holding’s equity including assets and liabilities duly adjusted for this potential sale.

3.6. In case Labatt’s existing interest in Cerveza is not sold to Femsa on or prior to the Merger Date, there will be no adjustment as to the number of shares issued by the Company due to the Merger. If, however, Labatt’s existing interest in Cerveza is sold to Femsa following the Merger Date, Interbrew and Labatt Holding, through subsidiaries, have agreed to make a cash payment for any difference between the price at which Labatt’s interest in Cerveza is sold to Femsa and the value attributed to Labatt Holding’s equity including assets and liabilities that is merged into Company’s capital for the interest owned in Cerveza (through Labatt Holding’s indirect subsidiary, Labatt).

3.7. Additionally, it should be noted that, before or after the Merger Date, Cerveza’s indirect equity interest in a joint venture entered into with subsidiaries of Femsa, relating to activities carried out in the United States of America (“LUSA”), may be sold to Labatt. If this occurs, Labatt Holdings B.V. and Interbrew have agreed to make a cash adjustment relating to the equity interest of Labatt in LUSA. In view of the above, the value of said equity interest and the effects of its sale have been considered to be neutral in the Report and in the appraisal report prepared by APSIS for the Merger for the purposes of Labatt Holding’s valuation.

3.8. The issues referred to in items 3.4 to 3.7 above are being the subject of discussions with Femsa. Up to this moment, it is not possible to anticipate which, if any, of the alternatives set forth in items 3.4 to 3.7 above will occur, except that Femsa has taken certain actions as detailed in item 10.5 below.

3.9. Company’s shares to be transferred to Labatt Holding’s sole shareholder in substitution to the shares of Labatt Holding, all of the same type and which will be extinguished, are entitled to the same rights as the present outstanding Company’s shares, participating entirely in the results of the fiscal year in progress. The Company will issue both common and preferred shares in the same proportion of Company’s common and preferred shares currently issued and outstanding. The statutory rights and advantages of Company’s outstanding common and preferred shares will not be modified.

4. Criteria for the appraisal of Labatt Holding’s equity including assets and liabilities and form of addressing the equity fluctuation.

4.1. Labatt Holding’s net worth shall be merged taking into account the book value, based on the elements of its special balance sheet to be drawn up within the 30 (thirty) days prior (the “Reference Date”) to the date in which the General Meeting that will approve the respective appraisal report, the Merger and the resulting increase in Company’s corporate capital will take place, taking into account the transfer of Labatt Holding B.V.’s shares to Labatt Holding, in the scope of the restructuring referred to in item 4.3 below. The Merger shall be effected based on Labatt Holding’s net worth value determined by the appraisal report mentioned in item 2.1(b), to be drawn up by APSIS, in relation to which there are no conflicts or pooling of interests, present or potential, with the controlling party of the Companies, or before their minority shareholders, or with respect to the Merger itself. The equity fluctuation appraised from the Reference Date until the date in which the Merger is effected shall be absorbed by Company.

4.2. For information purposes, APSIS elaborated, at the request of Company’s management, a preliminary appraisal report anticipating that Labatt Holding, after the restructuring described in item 4.3 below, shall be worth, at least, CAD$7,798,000,000.00 (seven billion, seven hundred and ninety eight million Canadian dollars), equivalent to R$17,498,000,000.00 on December 31, 2003. This preliminary appraisal report shall, upon prior ratification, by Company’s shareholders, of APSIS’s indication, be updated and confirmed by APSIS, finally being submitted to the approval of Company’s shareholders at the time of the General Meeting referred to in item 4.1 above.

4.3. Still for purposes of information, Labatt Holding’s pro-forma financial statements were elaborated, which are found attached to the preliminary appraisal report prepared by APSIS referred in item 4.2 above, with reference date of December 31, 2003, considering the effects of Labatt’s restructuring represented by the exclusion of certain assets and liabilities not included in the association between the Company and Interbrew and that, therefore, will not be transferred to the Company as a result of the Merger. Such pro-forma financial statements also register, in explanatory notes, Labatt’s contingencies, also considering the effects of the respective restructuring.

5. Increase of Company’s corporate capital.

5.1. As referred to in item 4.2 above, it is estimated that the book value of Labatt Holding’s net worth, to be merged into the Company, is of R$17,498,000,000.00, such value being subject to (i) the effects of a possible exchange rate variation; (ii) the adjustments referred to in item 3 above; and (iii) the confirmation of the preliminary estimate by APSIS. The amount of the capital increase resulting therefrom shall be subject to the provisions of item 6.1 below.

6. Composition of the capital and shares after the Merger.

6.1. The conveyance of Labatt Holding’s net worth will result in the increase of Company’s net worth in the same amount referred to in item 5.1 above, and in the consequent increase of its corporate capital, being understood that the effective amount of Company’s capital stock increase will be determined taking into consideration the amount destined for capital reserve, still to be defined. Referred capital stock will be divided into 61,882,450,915 shares, being 25,268,347,005 common shares and 36,614,103,910 preferred shares, such numbers being subject to the adjustments arising from the events mentioned in item 5.1 above.

7. Reimbursement of Labatt Holding’s dissenting shareholders.

7.1. Since the transaction has already obtained the approval of Labatt Holding’s sole shareholder, that is a party to the Incorporação Agreement, the provisions regarding the right of the partners of the merged company to withdrawal are not applicable to the case.

8. Approval of the transaction.

8.1. The transaction object of the Incorporação Agreement will be, within the legal terms, informed to the regulatory and antitrust authorities in Brazil and abroad.

8.2. Moreover, as the merged company Labatt Holding is a company headquartered abroad, the Merger proposal will be submitted to the Brazilian Central Bank (“BACEN”) in order to obtain its prior approval before the Merger is effected, in a way to guarantee that the investments of Labatt Holding’s sole shareholder in the Company and the investments of the Company in Labatt Holding B.V. are duly registered with BACEN.

9. Costs.

9.1. It is estimated that the costs related to the Merger transaction for the Company will be around R$37,000,000.00, including the expenses with publications, auditors, appraisers, lawyers and other technical professionals hired for counseling in the transaction.

10. Other information on the transaction.

10.1. In accordance with the Press Releases, and pursuant to Article 254-A of Law No. 6,404/76, a public offering for the purchase of Company’s common shares owned by the non-controlling shareholders will be made.

10.2. The first shareholders General Meeting of the Company that will be called to approve the Protocol and Justification, pursuant to Article 227, 1st paragraph, of Law No. 6,404/76, will also consider a resolution on the increase of the minimum mandatory dividend paid by the Company to 35% of the adjusted net profit of each fiscal year.

10.3. After wide disclosure of this relevant notice to the capital market, and provided that there is no additional information to be disclosed, Company’s Board of Directors intends to restart the repurchase of Company’s own shares for cancellation or to be held in treasury, currently suspended.

10.4. The characteristics of the Merger causes the inapplicability, at this moment, of the provisions of the fiscal and corporate legislation regarding the goodwill to be registered based on the perspective of future profitability.

10.5. On March 12, 2004, Wisdom Import Sales Company, L.L.C. (“Wisdom”), a wholly-owned subsidiary of Cerveza, filed a complaint in the United States District Court for the Southern District of New York naming Labatt, Labatt Holdings, Inc., LUSA, L.F. Holdings I L.L.C. and Interbrew as defendants (the “Wisdom Complaint”) alleging that certain of the transactions pursuant to the Incorporação Agreement and other agreements related to the transaction violate certain rights held by Wisdom in connection with a joint venture among Wisdom and certain of the parties named as defendants. The complaint relates only to the business of LUSA. The Wisdom Complaint seeks injunctive relief and damages, which are not specified. No judgment has been entered in connection with the complaint. The defendants informed the Company that they consider the claim to be without merit and intend to contest the action vigorously.

10.6. Company’s publicly-held company registration with the Comissão de Valores Mobiliários will be maintained.

11. Availability of documents.

11.1. Finally, we inform that: (i) the Report prepared by Citigroup on the substitution ratio; (ii) the preliminary appraisal report prepared by APSIS and the corresponding exhibits; and (iii) the Protocol and Justification and the Proposal, including the proposal of amendment to Company’s by-laws, which should be approved to effect the Merger, will be available in the Internet – www.ambev-ir.com.

11.2. The documents mentioned in this press release, including those indicated in item 11.1 above, will be delivered to the Comissão de Valores Mobiliários and to the São Paulo Stock Exchange, and will be available at Company’s headquarters, as from the 22nd of March, 2004, on business days, between 9:00am and 6:00pm. The shareholders shall appear in person with proof of their condition as shareholder or upon an attorney in fact duly named, in the following address: Rua Dr. Renato Paes de Barros, 1,017, 4th floor (part), suites 41 and 42, Itaim Bibi, in the City and State of São Paulo.

São Paulo, March 17, 2004.

Companhia de Bebidas das Américas – AMBEV
Luiz Felipe Dutra Leite
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.